Recent Developments
In connection with the sale of our SIG Combibloc business (“SIG”), we are providing the buyer of that business and our investors the following preliminary financial information for SIG.
SIG’s financial statements for the year ended December 31, 2014 are not yet available. The preliminary financial information presented below is preliminary and is not a comprehensive statement of SIG’s financial results for the year ended December 31, 2014. The preliminary financial information is based upon management’s estimates and is subject to revision based upon our financial closing procedures for the year ended December 31, 2014 and the completion of our financial statements and related audit. Accordingly, the SIG’s actual results could be materially different from our estimates.
We estimate (i) SIG’s revenue for the year ended December 31, 2014, to be in the range of €1,612 million to €1,645 million compared to €1,619.5 million for the twelve month period ended September 30, 2014 (“LTM Period”) and (ii) SIG’s Adjusted EBITDA for the year ended December 31, 2014 to be in the range of €412 million to €421 million compared to €395.6 million for the LTM Period.
All of the data presented in this section has been prepared by and is the responsibility of management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial information. Accordingly, PricewaterhouseCoopers LLP does not express any opinion or other form of assurance with respect thereto.